EXHIBIT B

                KOOR Industries Limited (An Israeli Corporation)

                              Financial Statements
                            As at September 30, 2000
                                   (Unaudited)

KOOR Industries Limited
(An Israeli Corporation)

Interim Consolidated Financial Statements as at September 30, 2000
--------------------------------------------------------------------------------


Contents

Page

              Review Report of Interim Consolidated Financial Statements       2

                              Interim Consolidated Financial Statements:

                                                          Balance Sheets

                                                    Statements of Income       5

                                      Statements of Shareholders' Equity       6

                                                Statements of Cash Flows      11

                                       Notes to the Financial Statements      17

                                                          The Board of Directors
                                                         Koor Industries Limited

            Review report of Unaudited Interim Consolidated Financial Statements
                   for the nine and three month periods ended September 30, 2000

At your request, we have reviewed the interim consolidated balance sheet of Koor Industries Limited and its subsidiaries as at September 30, 2000, and the related consolidated statements of income, the statement of shareholders' equity and the consolidated statements of cash flows for the nine month and three month periods then ended.

Our review was conducted in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel, and included, inter-alia, reading the said financial statements, reading the minutes of the Shareholders' Meetings and of the meeting of the Board of Directors and its committees, as well as making inquiries of persons responsible for financial and accounting matters.

The review reports of certain subsidiaries, whose assets as at September 30, 2000 constitute 21% of the total consolidated assets and whose revenues for the nine months then ended constitute 23% of the total consolidated revenues, have been reviewed by other auditors. The financial statements of affiliates, the investment in which, on the equity basis, as at September 30, 2000 totaled approximately NIS 264 million, and the equity of Koor in their profits for the nine months then ended totaled approximately NIS 2 million, have also been reviewed by other auditors.

Since the review performed was limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the said interim financial statements.

In the course of our review, including the reading of the review reports of the other auditors as stated above, nothing came to our attention which would indicate the necessity of making any material modifications to the interim financial statements referred to above in order for them to be in conformity with generally accepted accounting principles in Israel and in accordance with Section D of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

We draw attention to Note 6A to the consolidated financial statements regarding an investigation, which is being conducted by the Commissioner of Restrictive Trade Practices, concerning the alleged coordination of operations within the Koor Group with respect to the products of its subsidiaries, Tadiran Ltd. and Telrad Networks Ltd.

Somekh Chaikin
Certified Public Accountants (Isr.)



November 28, 2000

Consolidated Balance Sheets
------------------------------------------------------------------------------------------------------------
In terms of NIS of September 2000

                                                                                              Convenience
                                                                                              translation
                                                                                              (Note 1B)
                                                 September 30                                 --------------
                                     ----------------------------------    December 31        September 30
                                     2000               1999               1999               2000
                                     --------------     ---------------    ---------------    --------------
                                                  Unaudited                Audited            Unaudited
                                     ----------------------------------    ---------------    --------------
                                                         NIS thousands                        US$ thousands
                                     -----------------------------------------------------    --------------
                             Assets

                     Current assets

          Cash and cash equivalents  927,772            707,570            1,441,915          230,559
Short-term deposits and investments  685,795            624,782            470,122            170,426
                  Trade receivables  2,721,563          3,402,846          3,198,145          676,333
          Other accounts receivable  476,272            751,288            657,518            118,358
  Inventories and work in progress,
           net of customer advances  1,698,313          2,287,303          2,113,732          422,046
                                     --------------     ---------------    ---------------    --------------
               Total current assets  6,509,715          7,773,789          7,881,432          1,617,722
                                     --------------     ---------------    ---------------    --------------
          Investments and long-term
                        receivables

          Investments in affiliates  3,248,644          3,564,744          3,479,385          807,317
  Other investments and receivables  1,092,019          445,053            754,193            271,377
                                     --------------     ---------------    ---------------    --------------
                                     4,340,663          4,009,797          4,233,578          1,078,694
                                     --------------     ---------------    ---------------    --------------
                       Fixed assets
                               Cost  6,724,871          10,604,575         10,612,984         1,671,191
    Less - accumulated depreciation  3,386,714          6,265,142          6,063,138          841,629
                                     --------------     ---------------    ---------------    --------------
                                     3,338,157          4,339,433          4,549,846          829,562
                                     --------------     ---------------    ---------------    --------------
                  Other assets, net  849,990            729,172            624,321            211,230


                                     --------------     ---------------    ---------------    --------------
                                     15,038,525         16,852,191         17,289,177         3,737,208
                                     ==============     ===============    ===============    ==============

The accompanying notes are an integral part of the financial statements.

KOOR Industries Limited
(An Israeli Corporation)
------------------------------------------------------------------------------------------------------------
                                                                                              Convenience
                                                                                              translation
                                                                                              (Note 1B)
                                                 September 30                                 --------------
                                     ----------------------------------    December 31        September 30
                                     2000               1999               1999               2000
                                     --------------     ---------------    ---------------    --------------
                                                  Unaudited                Audited            Unaudited
                                     ----------------------------------    ---------------    --------------
                                                         NIS thousands                        US$ thousands
                                     -----------------------------------------------------    --------------
Liabilities and Shareholders' Equity

                 Current Liabilities
        Credit from banks and others 2,067,762          2,594,391          3,542,330          513,857
                      Trade payables 1,327,502          1,521,670          1,504,950          329,896
         Other payables and accruals 1,225,420          1,656,308          1,725,789          304,528
   Customer advances, net of work in
                            progress 260,632            361,312            202,495            64,770
                                     --------------     ---------------    ---------------    --------------
           Total current liabilities 4,881,316          6,133,681          6,975,564          1,213,051
                                     --------------     ---------------    ---------------    --------------
               Long-term liabilities
          Net of current maturities:
                    Loans from banks 3,611,480          4,008,366          3,674,583          897,485
                   Loans from others 201,935            87,028             132,436            50,182
                          Debentures 33,950             64,615             64,922             8,437
              Convertible debentures 72,467             126,823            179,315            18,009
                   Customer advances 113,014            126,438            45,369             28,085
                      Deferred taxes 72,432             300,169            235,784            18,000
    Liability for employee severance
                       benefits, net 423,216            285,239            303,462            105,173
                                     --------------     ---------------    ---------------    --------------
         Total long-term liabilities 4,528,494          4,998,678          4,635,871          1,125,371
                                     --------------     ---------------    ---------------    --------------
        Liability for acquisition of
                subsidiaries' shares 80,106            -                  -                   19,907
                                     --------------     ---------------    ---------------    --------------
                   Minority Interest 984,186            1,382,811          1,313,584          244,579
                                     --------------     ---------------    ---------------    --------------
                Shareholders' Equity 4,564,423          4,337,021          4,364,158          1,134,300
                                     --------------     ---------------    ---------------    --------------

                                     --------------     ---------------    ---------------    --------------

                                     15,038,525         16,852,191         17,289,177         3,737,208
                                     --------------     ---------------    ---------------    --------------
                  November 28, 2000

                                     -------------------------         ------------------------
                                          Jonathan Kolber                    Yuval Yanai
                                       CEO and Vice Chairman           Executive Vice President
                                     of the Board of Directors                  and CFO

KOOR Industries Limited
(An Israeli Company)
Consolidated Statements of Income
-----------------------------------------------------------------------------------------------------------------------

In terms of NIS of September 2000
                                                                                                          Convenience
                                                                                                          translation
                                                                                                          (Note 1B)
                                                                                                          ------------
                                                                                                          Nine months
                           Nine months ended September 30 Three months ended September 30 Year ended      ended
                           ------------------------------ ------------------------------- December 31     September 30
                           2000            1999           2000            1999            1999            2000
                           --------------- -------------- --------------- --------------- --------------- -------------
                                      Unaudited                 Unaudited                 Audited         Unaudited
                           --------------- -------------- --------------- --------------- --------------- -------------
                                    NIS thousands                         NIS thousands                   US$ thousands
                           ------------------------------ ----------------------------------------------- -------------

      Sales and revenues   6,315,071       8,254,936      2,015,189       2,952,299       10,625,260      1,569,352

       Cost of sales and
                revenues   4,727,976       6,299,268      1,533,459       2,180,999       8,091,756       1,174,945
                           --------------- -------------- --------------- --------------- --------------- -------------
            Gross profit   1,587,095       1,955,668      481,730         771,300         2,533,504       394,407

   Selling and marketing
                expenses   585,743         747,530        186,282         258,073         973,471         145,562
             General and
 administrative expenses   385,429         563,311        130,230         182,829         726,090         95,783
                           --------------- -------------- --------------- --------------- --------------- -------------
        Operating income   615,923         644,827        165,218         330,398         833,943         153,062

 Financing expenses, net   226,236         306,723        92,198          135,284         356,610         56,221
                           --------------- -------------- --------------- --------------- --------------- -------------
                           389,687         338,104        73,020          195,114         477,333         96,841
Other income (expenses),
                     net   492,056         27,926         223,856         (36,159)        106,724         122,280
  Income before taxes on   --------------- -------------- --------------- --------------- --------------- -------------
                  income   881,743         366,030        296,876         158,955         584,057         219,121

         Taxes on income   267,661         96,111         75,199          11,321          161,128         66,516
                           --------------- -------------- --------------- --------------- --------------- -------------
                           614,082         269,919        221,677         147,634         422,929         152,605
    Equity in results of
         affiliates, net   (28,689)        90,402         (24,013)        40,829          121,154         7,130
                           --------------- -------------- --------------- --------------- --------------- -------------

                           585,393         360,321        197,664         188,463         544,083         145,475
    Minority interest in
       subsidiaries, net   43,466          49,477         13,927          19,584          (2,461)         10,801
                           --------------- -------------- --------------- --------------- --------------- -------------
      Net income for the
                  period   541,927         310,844        183,737         168,879         546,544         134,674
                           =============== ============== =============== =============== =============== =============

                           NIS             NIS            NIS             NIS             NIS             US$
                           --------------- -------------- --------------- --------------- --------------- -------------
  Earnings per NIS 1 par
   value of the ordinary
          share capital:   35,064          19,760         12,043          10,733          34,727          8,714
                           =============== ============== =============== =============== =============== =============

     The accompanying notes are an integral part of the financial statements.

KOOR Industries Limited
(An Israeli Company)

Statement of Shareholders' Equity
------------------------------------------------------------------------------------------------------------------------------------
In terms of NIS of September 2000
                                                                            Company        Cumulative
                                                                            shares held    foreign
                                         Number of                          by the         currency                  Total
                                         ordinary     Share     Capital     company and    translation   Retained    Shareholders'
                                         shares       capital   reserves    subsidiaries   adjustments   earnings    Equity
                                         ------------ --------- ----------- -------------- ------------- ----------- ---------------
                                                                                      NIS thousands
                                                      ------------------------------------------------------------------------------
Balance as at January 1, 2000 (Audited)  15,730,971   530,251   2,405,929   (53,390)       (574,206)     2,055,574   4,364,158

    Changes during the nine months ended
         September 30, 2000 (Unaudited):
               Net income for the period -            -         -           -              -             541,927     541,927
        Inflationary erosion of dividend
                        proposed in 1999 -            -         -           -              -             (1,135)     (1,135)
                        Interim dividend -            -         -           -              -             (58,251)    (58,251)
    Dividend in respect of shares of the
            Company held by subsidiaries -            -         -           -              -             641         641
         Acquisition of "treasury stock" (538,592)    -         -           (202,530)      -             -           (202,530)
 Premium received in respect of issuance
      of options exercisable for Company
                                  shares -            -         1,869       -              -             -           1,869
         A capital reserve in respect of
   conversion of notes in affiliate by a
                 controlling shareholder -            -         400         -              -             -           400
Foreign currency translation adjustments -            -         -           -              (82,793)      -           (82,793)
    Exercise of stock options granted to
                           Israeli banks -            *         137         -              -             -           137
                                         ------------ --------- ----------- -------------- ------------- ----------- --------------
        Balance as at September 30, 2000
                             (Unaudited) 15,192,379   530,251   2,408,335   (255,920)      (656,999)     2,538,756   4,564,423
                                         ------------ --------- ----------- -------------- ------------- ----------- --------------


* Represents an amount lower than NIS 1,000.

The accompanying notes are an integral part of the financial statements.

KOOR Industries Limited
(An Israeli Company)

Statement of Shareholders' Equity (cont'd)
------------------------------------------------------------------------------------------------------------------------------------
In terms of NIS of September 2000
                                                                            Company        Cumulative
                                                                            shares held    foreign
                                         Number of                          by the         currency                  Total
                                         ordinary     Share     Capital     company and    translation   Retained    Shareholders'
                                         shares       capital   reserves    subsidiaries   adjustments   earnings    Equity
                                         ------------ --------- ----------- -------------- ------------- ----------- ---------------
                                                                                      NIS thousands
                                                      ------------------------------------------------------------------------------
Balance as at July 1, 2000 (Unaudited)   15,288,763   530,251   2,408,335   (215,959)      (641,978)     2,355,019   4,435,668

   Changes during the three months ended
         September 30, 2000 (Unaudited):
               Net income for the period -            -         -           -              -             183,737     183,737
         Acquisition of "treasury stock" (96,384)     -         -           (39,961)       -             -           (39,961)
Foreign currency translation adjustments -            -         -           -              (15,021)      -           (15,021)
                                         ------------ --------- ----------- -------------- ------------- ----------- --------------
        Balance as at September 30, 2000
                             (Unaudited) 15,192,379   530,251   2,408,335   (255,920)      (656,999)     2,538,756   4,564,423
                                         ------------ --------- ----------- -------------- ------------- ----------- --------------

*    Represents an amount lower than NIS 1,000.

     The accompanying notes are an integral part of the financial statements.

KOOR Industries Limited
(An Israeli Company)

Statement of Shareholders' Equity (cont'd)
------------------------------------------------------------------------------------------------------------------------------------
In terms of NIS of September 2000
                                                                            Company        Cumulative
                                                                            shares held    foreign
                                         Number of                          by the         currency                  Total
                                         ordinary     Share     Capital     company and    translation   Retained    Shareholders'
                                         shares       capital   reserves    subsidiaries   adjustments   earnings    Equity
                                         ------------ --------- ----------- -------------- ------------- ----------- ---------------
                                                                                      NIS thousands
                                                      ------------------------------------------------------------------------------
 Balance as at January 1, 1999 (Audited) 15,723,327   530,251   2,403,688   (53,390)       (554,946)     1,731,210   4,056,813

    Changes during the nine months ended
                      September 30, 1999
                            (Unaudited):
               Net income for the period -            -         -           -              -             310,844     310,844
    Exercise of stock options granted to
                           Israeli banks -            *         410         -              -             -           410
    Exercise of stock options granted to
                        senior employees 5,473        *         -           -              -             -           *
    Conversion of debentures into shares 2,162        *         995         -              -             -           995
                        Interim dividend -            -         -           -              -             (57,953)    (57,953)
    Erosion of dividend proposed in 1998 -            -         -           -              -             (445)       (445)
      Dividend on company shares held by
                            subsidiaries -            -         -           -              -             620         620
            Foreign currency translation
                             adjustments -            -         -           -              25,737        -           25,737
                                         ------------ --------- ----------- -------------- ------------- ----------- --------------
        Balance as at September 30, 1999
                             (Unaudited) 15,730,962   530,251   2,405,093   (53,390)       (529,209)     1,984,276   4,337,021
                                         ============ ========= =========== ============== ============= =========== ==============

Balance as at July 1, 1999 (Unaudited)   15,730,962   530,251   2,405,093   (53,390)       (592,502)     1,815,397   4,104,849

Changes during the three months ended
 September 30, 1999 (Unaudited):
Net income for the period                -            -         -           -              -             168,879     168,879
Foreign currency translation adjustments -            -         -           -              63,293        -           63,293
                                         ------------ --------- ----------- -------------- ------------- ----------- --------------
Balance as at September 30, 1999
 (Unaudited)                             15,730,962   530,251   2,405,093   (53,390)       (529,209)     1,984,276   4,337,021
                                         ------------ --------- ----------- -------------- ------------- ----------- --------------

* Represents an amount lower than NIS 1,000.

The accompanying notes are an integral part of the financial statements

KOOR Industries Limited
(An Israeli Company)

Statement of Shareholders' Equity (cont'd)
------------------------------------------------------------------------------------------------------------------------------------
In terms of NIS of September 2000
                                                                                           Cumulative
                                                                            Company        foreign
                                         Number of                          shares         currency                  Total
                                         ordinary     Share     Capital     held by        translation   Retained    Shareholders'
                                         shares       capital   reserves    subsidiaries   adjustments   earnings    Equity
                                         ------------ --------- ----------- -------------- ------------- ----------- ---------------
                                                                                      NIS thousands
                                                      ------------------------------------------------------------------------------
Balance as at January 1, 1999 (Audited)  15,723,327   530,251   2,403,688   (53,390)       (554,946)     1,731,210   4,056,813

Changes during 1999 (Audited):

Net income for the year                  -            -         -           -              -             546,544     546,544
Exercise of stock options granted to
 Israeli banks                           -            *         412         -              -             -           412
Interim dividend                         -            -         -           -              -             (57,954)    (57,954)
Interim dividend                         -            -         -           -              -             (42,733)    (42,733)
Interim dividend                         -            -         -           -              -             (123,448)   (123,448)
Inflationary erosion of dividend
 proposed in 1998                        -            -         -           -              -             (446)       (446)
Foreign currency translation adjustments -            -         -           -              (19,260)      -           (19,260)
Dividend on Company shares held by
 subsidiaries                            -            -         -           -              -             2,401       2,401
Conversion of debentures into shares     2,171        *         1,059       -              -             -           1,059
     Adjustment of consideration in
     respect of employee benefit from
     options granted by a controlling
     shareholder                         -            -         770         -              -             -           770
Exercise of stock options granted to
 senior employees                        5,473        *         -           -              -             -           *
                                         ------------ --------- ----------- -------------- ------------- ----------- --------------
Balance as at December 31, 1999
 (Audited)                               15,730,971   530,251   2,405,929   (53,390)       (574,206)     2,055,574   4,364,158
                                         ------------ --------- ----------- -------------- ------------- ----------- --------------


* Represents an amount lower than NIS 1,000.

The accompanying notes are an integral part of the financial statements.

KOOR Industries Limited
(An Israeli Company)

Statement of Shareholders' Equity (cont'd)
------------------------------------------------------------------------------------------------------------------------------------
Convenience translation into US dollars (Note 1B)

                                                                           Company        Cumulative
                                                                           shares held    foreign
                                                                           by the         currency                 Total
                                                        Share    Capital   company and    translation   Retained   Shareholders'
                                                      capital   reserves   subsidiaries   adjustments   earnings   Equity
                                                      -------   --------   ------------   -----------   --------   -------------
                                                                     Convenience translation (Note 1B) - US$ thousands
                                                      --------------------------------------------------------------------------
            Balance as at January 1, 2000 (Audited)   131,772    597,895        (13,268)     (142,695)   510,828       1,084,532

                Changes during the six months ended
                    September 30, 2000 (Unaudited):
                          Net income for the period         -          -              -             -    134,674         134,674
  Inflationary erosion of dividend proposed in 1999         -          -              -             -       (282)           (282)
                                   Interim dividend         -          -              -             -    (14,476)        (14,476)
  Dividend in respect of shares of the Company held
                                    by subsidiaries         -          -              -             -        159             159
                    Acquisition of "treasury stock"         -          -        (50,330)            -          -         (50,330)
         Premium received in respect of issuance of
             options exercisable for Company shares         -        464              -             -          -             464
A capital reserve in respect of conversion of notes
          in affiliate by a controlling shareholder         -        100              -             -          -             100
           Foreign currency translation adjustments         -          -              -       (20,575)         -         (20,575)
 Exercise of stock options granted to Israeli banks         *         34              -             -          -              34
                                                      -------    -------        -------       -------    -------       ---------
       Balance as at September 30, 2000 (Unaudited)   131,772    598,493        (63,598)     (163,270)   630,903       1,134,300
                                                      -------    -------        -------       -------    -------       ---------


* Represents an amount lower than NIS 1,000.

The accompanying notes are an integral part of the financial statements.

KOOR Industries Limited
(An Israeli Company)

Consolidated Statements of Cash Flows
--------------------------------------------------------------------------------------------------------------------------------
In terms of NIS of September 2000

                                                                                                               Convenience
                                                                                                               translation
                                                                                                               (Note 1B)
                                                                                                               Nine months
                                                                                               Year ended      ended
                              Nine months ended September 30  Three months ended September 30  December 31     September 30
                              2000                1999        2000              1999           1999            2000
                              ----------          ----------  ----------        ----------     ----------      ----------
                                        Unaudited                      Unaudited               Audited         Unaudited
                              ------------------------------  ----------------------------     ----------      ----------
                                     NIS thousands                            NIS thousands                   US$ thousands
--------------------------------------------------------------------------------------------------------------------------
    Cash flows generated by
      operating activities:
  Net income for the period   541,927             310,844     183,737           168,879        546,544         134,674
   Adjustments to reconcile
     net income to net cash
         flows generated by
   operating activities (a)   41,223              11,031      (94,023)          (113,669)      170,705         10,244
  Net cash inflow generated   ----------          ----------  ----------        ----------     ----------      ----------
    by operating activities   583,150             321,875     89,714            55,210         717,249         144,918
    Cash flows generated by   ----------          ----------  ----------        ----------     ----------      ----------
      investing activities:
   Purchase of fixed assets   (322,621)           (479,300)   (115,280)         (141,067)      (651,624)       (80,174)
       Investment grants in
    respect of fixed assets   11,291              49,021      4,692             16,395         44,839          2,806
  Investments in intangible
assets and deferred charges   (50,688)            (90,842)    (15,002)          (39,632)       (106,790)       (12,596)
   Additional investment in
               subsidiaries   (297,680)           (97,759)    (283,177)         (9,910)        (118,311)       (73,976)
 Payment of liabilities for
   purchase of consolidated
                  companies   (111,606)           -           -                 -              -               (27,735)
       Acquisition of newly
consolidated subsidiaries(b)  (18,306)            (230,519)   (18,306)          (26,292)       (233,333)       (4,549)
  Investments in affiliates   (14,575)            (860,420)   (3,291)           (170,449)      (882,823)       (3,622)
       Granting of loans to   (6,742)             (1,150)     (6,385)           (379)          (5,883)         (1,675)
                 affiliates
   Collection of loans from
                 affiliates   170                 4           46                -              104             42
  Proceeds from realization
          of investments in
      formerly consolidated
  subsidiaries, net of cash
   in those subsidiaries at
       the time they ceased
     being consolidated (c)   1,191,797           160,489     94,572            216,473        505,761         296,172
  Proceeds from realization
          of activities (d)   466,383             -           466,383           -              -               115,900
   Purchase of consolidated
 companies' shares by their
     consolidated companies   -                   (119,947)   -                 (47,249)       (115,951)       -
  Proceeds from disposal of
   investments in investees   53,031              86,039      -                 66,867         139,619         13,179
Proceeds from sale of fixed
                     assets   28,476              160,338     10,301            83,230         185,022         7,076
      Change in investments
 and other receivables, net   (480,111)           11,026      (351,474)         47,607         (345,556)       (119,312)
       Change in short term
  deposits and investments,
                        net   (216,949)           25,176      34,032            (46,529)       (150,254)       (53,914)
  Net cash inflow (outflow)   ----------          ----------  ----------        ----------     ----------      ----------
     generated by investing
                 activities   231,870             (1,387,844) (182,889)         (50,935)       (1,735,180)     57,622
                              ----------          ----------  ----------        ----------     ----------      ----------


The accompanying notes are an integral part of the financial statements.

KOOR Industries Limited
(An Israeli Company)

Consolidated Statements of Cash Flows (cont'd)
---------------------------------------------------------------------------------------------------------------------------------
In terms of NIS of September 2000

                                                                                                               Convenience
                                                                                                               translation
                                                                                                               (Note 1B)
                                                                                                               Nine months
                                                                                               Year ended      ended
                              Nine months ended September 30  Three months ended September 30  December 31     September 30
                              2000                1999        2000              1999           1999            2000
                              ----------          ----------  ----------        ----------     ----------      ----------
                                        Unaudited                      Unaudited               Audited         Unaudited
                              ------------------------------  ----------------------------     ----------      ----------
                                     NIS thousands                   NIS thousands                          US$ thousands
--------------------------------------------------------------------------------------------------------------------------
       Cash flows generated
   by financing activities:
     Proceeds from exercise
   of stock options granted
           to Israeli banks   137                 410         -                 -              412             34
   Acquisition of "treasury
                     stock"   (202,530)           -           (39,961)          -              -               (50,330)
Premium received in respect
     of issuance of options
    exercisable for Company
                     shares   1,869               -           -                 -              -               464
              Dividend paid   (223,142)           (143,738)   (57,618)          -              (143,734)       (55,453)
           Dividend paid to
   minority in subsidiaries   (2,261)             (8,923)     (2,261)           (266)          (12,833)        (562)
  Interests in subsidiaries   37,936              11,091      13,831            1,800          13,489          9,427
      Payment of suppliers'
    credit for the purchase
            of fixed assets   (2,026)             (1,274)     -                 -              (1,227)         (503)
    Issuance of convertible
                 debentures   -                   61,928      -                 -              61,930          -
    Proceeds from long-term
            loans and other
      long-term liabilities   512,142             555,415     203,908           299,351        760,345         127,272
     Repayment of long-term
      loans, debentures and
            other long-term   (1,043,042)         (514,772)   (79,768)          (121,872)      (603,651)       (259,205)
                liabilities
      Credit from banks and
                others, net   (395,181)           313,193     189,988           (382,578)      909,620         (98,206)
  Net cash inflow (outflow)   ----------          ----------  ----------        ----------     ----------      ----------
     generated by financing
                 activities   (1,316,098)         273,330     228,119           (203,565)      984,351         (327,062)
    Translation differences   ----------          ----------  ----------        ----------     ----------      ----------
         in respect of cash
     balances of autonomous
          foreign investees   (13,065)            15,827      (2,847)           35,651         (8,887)         (3,247)
     Increase (decrease) in   ----------          ----------  ----------        ----------     ----------      ----------
              cash and cash
                equivalents   (514,143)           (776,812)   132,097           (163,639)      (42,467)        (127,769)
        Balance of cash and
        cash equivalents at
        beginning of period   1,441,915           1,484,382   795,675           871,209        1,484,382       358,328
        Balance of cash and   ----------          ----------  ----------        ----------     ----------      ----------
        cash equivalents at
              end of period   927,772             707,570     927,772           707,570        1,441,915       230,559
                              ----------          ----------  ----------        ----------     ----------      ----------


The accompanying notes are an integral part of the financial statements.

KOOR Industries Limited
(An Israeli Company)

Consolidated Statements of Cash Flows (cont'd)
-------------------------------------------------------------------------------------------------------------------------
In terms of NIS of September 2000

                                                                                                            Convenience
                                                                                                            translation
                                                                                                            (Note 1B)
                                                                                                            Nine months
                                                                                               Year ended   ended
                              Nine months ended September 30  Three months ended September 30  December 31  September 30
                              2000                1999        2000               1999          1999         2000
                                       Unaudited                      Unaudited                Audited      Unaudited
                                     NIS thousands                             NIS thousands                US$ thousands
                              ------------------------------  --------------------------------------------  -------------
         A.  Adjustments to
       reconcile net income
                to net cash
               generated by
                  operating
                activities:

        Income and expenses
              not involving
                cash flows:
       Minority interest in
          subsidiaries, net   43,466              49,477      13,927             19,584     (2,461)         10,802
       Equity in results of
         affiliates, net of
                   dividend
         received therefrom   47,278              (46,399)    30,071             (12,674)   (74,345)        11,749
           Depreciation and
               amortization   281,056             444,161     92,859             150,723    567,396         69,845
             Deferred taxes   67,141              (27,276)    (28,584)           6,281      (154,953)       16,685
  Increase in liability for
         employee severance
              benefits, net   176,197             43,415      41,287             13,061     59,780          43,787
    Capital losses (gains),
                       net:
               Fixed assets   17,587              1,346       3,635              196        2,979           4,370
     Investment in formerly
  consolidated subsidiaries  (446,065)            (206,942)   (55,899)           (148,005)  (399,995)       (110,851)
 Profit from realization of
                 activities  (296,294)            -           (296,294)          -          -               (73,632)
    Investments in investee
                  companies  (36,501)             (39,460)    (12,682)           (1,691)    (47,336)        (9,071)
    Inflationary adjustment
  of principal of long-term
            loans and other  (64,380)             (13,436)    (17,661)           33,149     (43,608)        (15,999)
                liabilities
    Inflationary erosion of
        principal of credit
      from banks and others  (6,920)              17,000      (5,283)            18,535     -               (1,720)
     Adjustment of value of
      investments, deposits
       and loans receivable   13,863              (8,428)     6,832              (9,007)    (2,607)         3,445
        Changes in value of
     assets and investments   32,822              121,859     46,481             99,270     261,002         8,157
       Employee benefits in
 respect of option warrants
   granted by a controlling
                shareholder   -                   -           -                  -          770             -
                              ----------          ----------  ----------         ---------- ----------      ----------
                              (170,750)           335,317     (181,311)          169,422    166,622         (42,433)

The accompanying notes are an integral part of the financial statements.

KOOR Industries Limited
(An Israeli Company)

Consolidated Statements of Cash Flows (cont'd)
-------------------------------------------------------------------------------------------------------------------------
In terms of NIS of September 2000

                                                                                                            Convenience
                                                                                                            translation
                                                                                                            (Note 1B)
                                                                                                            Nine months
                                                                                               Year ended   ended
                              Nine months ended September 30  Three months ended September 30  December 31  September 30
                              2000                1999        2000               1999          1999         2000
                                       Unaudited                      Unaudited                Audited      Unaudited
                                     NIS thousands                             NIS thousands                US$ thousands
                              ------------------------------  --------------------------------------------  -------------
         A.  Adjustments to
       reconcile net income
                to net cash
               generated by
                  operating
       activities (cont'd):

       Changes in operating
       assets and liability
           liability items:
     Decrease (increase) in
                      trade
      receivables and other
 accounts receivable (after
        taking into account
   non-current receivables)   97,611              (558,057)   38,520             (284,142)  (362,220)       24,257
     Decrease (increase) in
      inventories, works in
      progress and customer
        advances (including
         long-term customer
     advances and deposits)   (33,325)            10,000      (15,168)           (17,919)   (30,883)        (8,282)
 Increase in trade payables
         and other payables
               and accruals   147,687             223,771     63,936             18,970     397,186         36,702
                              ----------          ----------  ----------         ---------- ----------      ----------
                              211,973             (324,286)   87,288             (283,091)  4,083           52,677
                              ----------          ----------  ----------         ---------- ----------      ----------
                              41,223              11,031      (94,023)           (113,669)  170,705         10,244
                              ==========          ==========  ==========         ========== ==========      ==========
    B. Acquisition of newly
               consolidated
              subsidiaries:

  Assets and liabilities of
the subsidiaries at date of
               acquisition:
 Working capital deficiency
    excluding cash and cash
                equivalents   14,516              107,882     14,516             (13,576)   136,715         3,607
Fixed assets and investments  (124,589)           (428,641)   (124,589)          (10,846)   (805,164)       (30,961)
      Long-term liabilities   2,064               43,622      2,064              7,414      191,519         513
       Minority interest in
               subsidiaries   13,456              66,381      13,456             2,445      61,647          3,344
    Excess of cost over net
           asset value upon
                acquisition   (28,546)            (34,192)    (28,546)           (11,729)   (37,742)        (7,094)
   Investment in affiliated
                  companies   104,793             14,429      104,793            -          108,087         26,042
  Liability for acquisition
            of subsidiaries    -                  -           -                  -          111,605         -
                              ----------          ----------  ----------         ---------- ----------      ----------
                              (18,306)            (230,519)   (18,306)           (26,292)   (233,333)       (4,549)
                              ----------          ----------  ----------         ---------- ----------      ----------

The accompanying notes are an integral part of the financial statements.

KOOR Industries Limited
(An Israeli Company)

Consolidated Statements of Cash Flows (cont'd)
-------------------------------------------------------------------------------------------------------------------------
In terms of NIS of September 2000

                                                                                                            Convenience
                                                                                                            translation
                                                                                                            (Note 1B)
                                                                                                            Nine months
                                                                                               Year ended   ended
                              Nine months ended September 30  Three months ended September 30  December 31  September 30
                              2000                1999        2000               1999          1999         2000
                                       Unaudited                      Unaudited                Audited      Unaudited
                                     NIS thousands                             NIS thousands                US$ thousands
                              ------------------------------  --------------------------------------------  -------------

          C.  Proceeds from
             realization of
             investments in
                   formerly
               consolidated
       subsidiaries, net of
              cash in those
        subsidiaries at the
           time they ceased
        being consolidated:

  Assets and liabilities of
      formerly consolidated
   subsidiaries at the time
          they ceased being
              consolidated:

   Working capital surplus,
     (deficiency) excluding
  cash and cash equivalents   (63,559)            567,126     5,743              13,874     607,946         (15,795)
           Fixed assets and
                investments   1,330,390           843,498     32,945             98,710     989,786         330,614
      Long-term liabilities   (403,080)           (209,764)   (764)              (24,118)   (232,689)       (100,169)
       Minority interest in
          subsidiary at the
     time they ceased being
               consolidated   (130,718)           (242,653)   665                (20,517)   (242,023)       (32,485)
             Investments in
       affiliated companies   12,699              (1,004,660) 84                 519        -               3,156
  Investments in affiliated
             companies, net   -                   -           -                  -          (1,017,254)     -
       Capital gain on sale
          of investments in
               subsidiaries   446,065             206,942     55,899             148,005    399,995         110,851
                              ----------          ----------  ----------         ---------- ----------      ----------
                              1,191,797           160,489     94,572             216,473    505,761         296,172
                              ----------          ----------  ----------         ---------- ----------      ----------

The accompanying notes are an integral part of the financial statements.

KOOR Industries Limited
(An Israeli Company)

Consolidated Statements of Cash Flows (cont'd)
-------------------------------------------------------------------------------------------------------------------------
In terms of NIS of September 2000

                                                                                                            Convenience
                                                                                                            translation
                                                                                                            (Note 1B)
                                                                                                            Nine months
                                                                                               Year ended   ended
                              Nine months ended September 30  Three months ended September 30  December 31  September 30
                              2000                1999        2000               1999          1999         2000
                                       Unaudited                      Unaudited                Audited      Unaudited
                                     NIS thousands                             NIS thousands                US$ thousands
                              ------------------------------  --------------------------------------------  -------------

          D.  Proceeds from
     realization activities

    Working capital surplus
             excluding cash
       and cash equivalents   148,786             -           148,786            -          -               36,974
               Fixed assets   42,597              -           42,597             -          -               10,586
            Accrued income-
                  long term   20,833              -           20,833             -          -               5,177
       Realization proceeds
                 receivable   (42,127)            -           (42,127)           -          -               (10,469)
          Capital gain from
  realization of activities   296,294             -           296,294            -          -               73,632
                              ----------          ----------  ----------         ---------- ----------      ----------
                              466,383             -           466,383            -          -               115,900
                              ----------          ----------  ----------         ---------- ----------      ----------

   E.  Non-cash operations:
      Purchase of switching
                   division   -                   8,124       -                  -          3,927           -
                              ==========          ==========  ==========         ========== ==========      ==========
   Purchase of fixed assets   18,181              2,321       13,791             544        5,869           4,518
                              ==========          ==========  ==========         ========== ==========      ==========
   Purchase of other assets   2,286               17,104      2,286              12,204     8,267           568
                              ==========          ==========  ==========         ========== ==========      ==========
      Proceeds from sale of
 fixed assets and investees   42,435              7,357       42,127             664        -               10,545
                              ==========          ==========  ==========         ========== ==========      ==========
    Investment in initially
 consolidated subsidiaries    -                   -           -                  -          111,606         -
                              ==========          ==========  ==========         ========== ==========      ==========
           Interim dividend   -                   -           -                  -          164,397         -
                              ==========          ==========  ==========         ========== ==========      ==========
              Conversion of
     convertible debentures
         into shares of the
             company and of
               subsidiaries   -                   995         -                  -          1,015           -
                              ==========          ==========  ==========         ========== ==========      ==========
              Investment in
               subsidiaries   66,143              -           66,143             -          -               16,437
                              ==========          ==========  ==========         ========== ==========      ==========
  Proceeds from realization
   of affiliated company in
      marketable securities   15,759              -           15,759             -          -               3,916
                              ==========          ==========  ==========         ========== ==========      ==========
       Dividend proposed to
      outside share holders   10,483              -           10,483             -          -               2,605
                              ----------          ----------  ----------         ---------- ----------      ----------


The accompanying notes are an integral part of the financial statements.

KOOR Industries Limited
(An Israeli Corporation)

Notes to the Financial Statements

--------------------------------------------------------------------------------
Note 1 - General

A. These financial statements are as at 30 September, 2000 and for the nine-month and three-month periods then ended. They should be read in conjunction with the annual audited financial statements of the Company as at 31 December, 1999 and their accompanying notes.

B. The adjusted interim financial statements as at September 30, 2000, and for the nine months then ended have been translated into U.S. dollars using the representative exchange rate at that date ($1= NIS 4.024). The translation was made solely for the convenience of the reader. The amounts presented in these financial statements should not be construed to represent amounts receivable or payable in dollars or convertible into dollars, unless otherwise indicated in these financial statements.

Note 2 - Accounting Policies

The accounting policies applied in the preparation of the interim financial statements are consistent with those of the financial statements as at 31 December, 1999.

The interim financial statements were prepared in compliance with generally accepted accounting principles, applied as necessary in the preparation of financial statements for interim periods.

Note 3 - Financial Statements in Adjusted Values

The financial statements are prepared on the basis of the historical cost convention, adjusted for changes in the general purchasing power of the Israeli currency based on the changes in the Israeli consumer price index (CPI).

The comparative data in these statements were adjusted to the shekel of September 2000.

During the nine-month period ended 30 September, 2000, the CPI decreased by 0.47% (in the corresponding period last year it increased by 0.86%). The exchange rate of the US dollar decreased by 3.1% (in the corresponding period last year it increased by 2.78%).

In the three months ended 30 September, 2000, the CPI decreased by 0.84% (and in the corresponding period last year increased by 1.24%), and the exchange rate of the US dollar decreased by 1.47% (and in the corresponding period last year increased by 4.9%).

Note 4 - Details Concerning Affiliated Companies and Divestiture

A.   Telrad Networks Ltd. (hereinafter - "Telrad") - consolidated company

1. On 31 August, 2000, a series of agreements was signed and closed between the Company, Telrad and Nortel Networks Ltd. (hereinafter "Nortel"), an Canadian international telecommunications company. Pursuant to the agreements, a new company has been established in Israel, Nortel Networks Israel (Sales and Marketing) Limited (hereinafter "Nortel Israel"), controlled by Nortel. Koor group holds 28% of the rights to profits, without voting rights, and has the right to appoint one director out of six.

     Under the series of agreements, Koor was given an PUT option to sell to Nortel Koor shares at Nortel Israel, while Nortel was given a CALL option to purchase those shares from Koor. The two options have the same exercise price and they can be exercised in 2003, at a price which reflects the amount of Koor's investment in the company plus the yield stipulated in the agreements, which is based on the performance of Nortel Israel. The Company estimates that the probability of one of the options not being exercised is low. Thus, the investment of Koor Group in Nortel Israel is presented under the cost method, in the item "Other investments and receivables".

     Pursuant to the series of agreements, Koor Group invested approximately 5.6 million dollars in the share capital of Nortel Israel, and made available to it a shareholders' loan of approximately 42 million dollars. The loan is repayable in 2003, and bears interest at 6% p.a.

     In addition, on the date of closing the above transactions, Nortel exercised the option which it received in 1997 and sold to Koor 20% of Telrad's shares in consideration of 45 million dollars, thereby making Telrad a wholly-owned subsidiary of Koor.

     Concurrently, Telrad signed an agreement whereby the marketing, the installations and the support in Israel, Africa and several other countries, of the public networks and the TX1 business exchanges, will from now on be conducted by Nortel Israel, and elsewhere will be conducted by another company of Nortel Group.

     Telrad will serve as a sub-contractor of Nortel Israel for the manufacture of exchanges, which will be marketed by Nortel Israel for the period defined in the agreement.

     These activities in 1999 and the six months ended 30 June, 2000, constituted approximately 43.5% and 31.3% of Telrad's sales. Telrad received approximately 90 million dollars for the transaction, over the book value of the above transferred assets.

     As part of the above series of agreements, earlier agreements relating to a commitment made by Telrad to purchase know-how and pay royalties to Nortel, were cancelled by mutual consent.

     As a result of the transaction, Koor recorded a capital gain, after tax, in the third quarter of 2000, of approximately NIS 277 million.

2. During the third quarter, Telrad sold its plant in Maalot to a third party. As part of the sale agreement, third party undertook to manufacture electronic cards for Telrad for at least four years. The capital gain to Koor is approximately NIS 14 million after tax.

3. The Board of Directors of Telrad approved a retirement plan for additional employees, over and above the previous retirement plans from 1998 and 1999, at a total cost of approximately NIS 245 million (approximately NIS 167 million after the effects of tax), which is shown in the financial statements as at 30 September, 2000 in the item Other income (expenses), net. Amount of NIS 121 million has been recorded in the third quarter of 2000.

B.   ECI Telecom Ltd. (hereinafter - "ECI") - an affiliated company

1. In the first quarter of 2000, ECI recorded a capital gain of approximately 31 million dollars from the exercise of traded shares in Terayon Communications Systems Ltd., which were received by ECI as part of a share swap with Telegate Ltd. at the end of 1999.

2. In the second quarter of 2000, ECI recorded an expense of approximately 29 million dollars for the purchase of R&D in progress deriving from acquisition of companies.

3. ECI's Board of Directors approved Management's recommendation to split up ECI's operation into five companies which will engage in different activities, as follows: Access, Transport, Optical Networks, Next Generation Telephony Solutions and Innowave.

     Implementation of the split up is subject to receipt of various approvals where necessary in accordance with law, including approvals of the Income Tax Authorities, ECI's shareholders and the court, as well as the readiness and preparedness of the different activities targeted for separation.

     In addition, the Company intends divestiture activities of its Business Systems Division.

C. B.V.R. Systems (1998) Ltd. (hereainafter - "BVR") - company consolidated for the first time

     During August 2000, BVR allotted to Elisra one million ordinary shares (which are approximately 9% of the capital after their offering) in consideration of 5 million dollars. In addition, BVR granted Elisra an option to purchase an additional 1.5 million ordinary shares of BVR by June 2003 (which are approximately 12% of the capital of BVR after their offering), for a total price of 9 million dollars (subject to the adjustments stipulated in the agreement). Furthermore, during July 2000 Elisra signed an additional agreement with a shareholder in BVR, whereby Elisra acquired all of his shares, which constitute about 10% of the share capital of BVR (before dilution), in consideration of approximately 4.5 million dollars. As at the balance sheet date, Koor Group's holdings in BVR are 44.5%.

     In addition, Elisra signed a voting agreement with other BVR shareholders, whereby Elisra will have the right to appoint most of the members of the Board of Directors of BVR. Accordingly, the financial statements of BVR as at 30 September, 2000 were consolidated for the first time in the consolidated statements of Koor.

     During the third quarter, a write-off of approximately NIS 40 million was recorded in the consolidated financial statements for the amount of goodwill, which has been created in previous purchases in 1999, due to a decrease in the value of the shares that is not of a temporary nature.

D. Makhteshim - Agan Industries Ltd. (hereinafter - "M-A Industries") - consolidated company

     On 4 August, 2000 an agreement was signed between a company of M-A Industries and the minority shareholders of a consolidated company of M-A Industries in Brazil (hereinafter "Millennia"), for the acquisition of their shares, approximately 28.5%, in Millennia. (hereinafter "the Minority Shares"). The consideration to the minority shareholders for their shares includes the following components:

1.   Immediate cash payment of approximately 22 million dollars.

2. Transfer to the minority shareholders of 12.4 million shares of M-A Industries, which are owned by another consolidated company of M-A Industries, with a market value on the date of the transaction of approximately 28 million dollars. 10.4 million shares were transferred immediately and the balance will be transferred in April 2002. For 8.9 million of these shares, the minority shareholders were granted a PUT option granting them, on certain terms, the right to sell the shares to the other consolidated company on 31 January, 2002, in consideration of 2.57 dollars per share.

3. Future payment according to the cumulative profits of Millennia in the years 2000-2001, in an amount which could reach approximately 27 million dollars, if the cumulative profits amount to at least 50 million dollars.

     Following the acquisition, M-A Industries has full ownership and control of Millennia. The goodwill generated on the date of the acquisition amounts to approximately 40 million dollars (taking into account the assessment of the management with regard to Millennia's profits as aforesaid in item 3).

     As at 30 September, 2000, Koor holds 59.19% of the paid-up share capital of M-A Industries. Assuming that the minority will hold M-A Industries shares and will not exercise the put option, Koor's holding in M-A Industries will be approximately 57.7%.

E. Mashav Initiating & Development Ltd. (hereinafter - "Mashav")- proportionally consolidated company

     On 6 January, 2000 the transaction for the sale of Mashav to Clal Industries & Investments Ltd. was closed, in the amount of NIS 886 million. In addition, Koor received 47.5% of the share capital of Mashal Alumina Industries Ltd. The capital gain to Koor from the sale is approximately NIS 361 million before tax, and after the allocation of deferred taxes amounts to approximately NIS 233 million.

     Below are data (based on proportional consolidation) from the financial statements of Mashav for 1999, and for the first nine months and three months ended 30 September 1999:

                                       Nine months ended       Three months ended           Year ended
                                       30 September 1999        30 September 1999        31 December 1999
                                       -----------------        -----------------        ----------------
                                          NIS millions             NIS millions             NIS millions
                                          ------------             ------------             ------------

                     Total assets          1,334                    1,334                    1,294
             Shareholders' equity          866                      866                      541
                Income from sales          655                      224                      872
Earnings from ordinary operations          101                      39                       134
                       Net profit          68                       27                       96

F.   Tadiran Ltd. - consolidated company

1. On 20 January, 2000 an agreement was signed between Tadiran, the Company and Elisra Electronic Systems Ltd. (hereinafter - "Elisra"), whereby Tadiran will transfer its entire holding in Elisra to the Company effective from 1 January 2000, free of charge. Immediately after transfer of the shares, Elisra will receive shares of Tadiran Spectralink Ltd. and of Tadiran Electronic Systems Ltd. (wholly-owned companies of Tadiran), free of charge.

     On 28 June 2000, after receipt of all the relevant approvals, the shares were transferred as aforesaid.

2. On 15 March, 2000 an agreement was signed between Tadiran Ltd. and Electric Fuel Corporation (hereinafter - "EFC"), a public company registered in Delaware, USA with shares traded on NASDAQ. Under the agreement, Tadiran will transfer its entire holding (100%) in Tadiran Batteries Ltd. (hereinafter - "Batteries") to EFC. See also Note 27F to the financial statements at 31 December, 1999. In May 2000 the agreement for the sale of Batteries was cancelled and an agreement was signed with EFC, whereby Koor invested the sum of 10 million dollars in EFC, in consideration of which it was allotted 5.3% of the share capital of EFC.

     In the financial statements as at 30 September, 2000, the investment in EFC shares, after partial divestiture, is presented as a current investment in marketable securities in a total amount of approximately 9 million dollars.

     According to the agreement, as a result of the adjustment to EFC share price, Koor is entitled at the end of November 2000, to receive an additional 111,000 shares at no cost.

     In June 2000 an agreement was signed with a third party for the sale of Batteries. See note 9I.

G.   United Steel Mills Ltd. (hereinafter - "USM") - consolidated company

     On 2 March, 2000 USM (approximately 73% interest) announced that it had not reached an arrangement with the banks and other credit suppliers for restructuring USM's short-term and long-term debts, and that negotiations between USM and the banks had been terminated. The financial statements of Koor for 1999 included a provision for reduction of value of the total investment, including the loans which Koor extended to USM.

     Owing to the fact that Koor is not guarantor for the debts of USM to third parties, Koor and its legal advisers believe that Koor will not be obligated in the future to bear any financial cost beyond the above provisions, in respect of the debts of USM to third parties. Furthermore, the management of Koor does not intend to cover the past debts and the capital deficit in realisation values, if any.

     On 16 March, 2000, USM and its subsidiaries filed an application for a proceedings freeze order pursuant to Section 350 of the Companies Law, 1999 and for the appointment of a trustee in the Haifa District Court.

     The court acceded to the request and gave a freeze order on proceedings against the applicants, so that no legal proceeding can be continued or started against the applicants except with the consent of the court, so as to enable the formulation of a comprehensive recovery plan and a proposal for a composition of creditors. In addition, the court decided to revoke the powers of the Board of Directors and to appoint a trustee for the period of the freeze order. In the decision, all management powers in the company and the subsidiaries were vested in the trustee. The court further decided to approve an approach by the Trustee to various business corporations in order to interest them in acquiring USM and/or its subsidiaries and/or operating them. The authority of the freeze order on proceedings has been extended until the end of December 2000.

     Koor agreed to the freeze on proceedings order and in March 2000 made NIS 15 million available in credit for the special management account for current operation purposes at USM. If no deficit is generated in the trustee's account, under certain conditions, this credit will have preferred status over the company's creditors.

     During the third quarter of 2000 a provision of NIS 15 million was recorded in Koor's financial statements for the credit which was made available.

H.   Koor Properties Ltd. - consolidated company

     On 15 August, 2000 an agreement was signed by Koor Properties Ltd. (wholly-controlled subsidiary of Koor) for the sale of its holdings (50%) in Carmel Gate Ltd. to a foreign company. On 3 October, 2000 the transaction was closed and the consideration, 20 million dollars, was received. The capital gain after tax which Koor will record in the fourth quarter amounts to approximately NIS 55 million.

I.   Other divestitures

1. On 30 March, 2000 a transaction was closed for the sale of Koor's entire holding (approximately 76%) in Middle East Tube Ltd., pursuant to an agreement from 23 December, 1999, in consideration of approximately NIS 83 million. Following a loss of NIS 25 million which was reported by Middle East Tube in the first quarter, Koor recorded capital gain after tax of approximately NIS 20 million in the first quarter of 2000.

2. On 30 March, 2000 a transaction was closed for the sale of Tadiran's entire holding (approximately 56%) in Tadiran Appliances Ltd., under an agreement from 30 December, 1999, in consideration of approximately NIS 133 million. After recording a provision for decrease in value in 1999, no material capital gain was recorded from the sale.

3. Following completion of a tender offer for the purchase of the holdings of various shareholders in Q Group PLC (hereinafter - "Q Group"), in which Koor holds, through Koor Multimedia Ltd. (a wholly-owned subsidiary) approximately 23%, Koor sold on 18 January, 2000, its holdings in Q Group in consideration of approximately NIS 41 million. The capital gain to Koor from this sale (before tax) amounts to approximately NIS 30 million.

4. On 15 February, 2000 a transaction was closed for the sale of Tadiran's entire holding in Tadiran Telematics Ltd., under an agreement from 25 November, 1999, in consideration of approximately NIS 31 million. After recording a provision for decrease in value in 1999, no material capital gain was recorded from the sale.

5. On 16 March, 2000, sale of Koor's holding (20%) in Koor Financing Ltd. was completed by virtue of a put option which was granted, in consideration of approximately NIS 12 million. The capital gain after tax which was generated in the sale, amounted to approximately NIS 2 million.

6. In January 2000 a transaction was closed for the sale of Koor's entire holding (approximately 51%) in Merkavim Metals Ltd. under an agreement from 7 December, 1999, in consideration of approximately NIS 18 million. The capital gain after tax amounted to approximately NIS 4 million.

7. On 21 February, 2000 a transaction was closed for the sale of Koor's entire holding (approximately 51%) in Histour-Altiv Ltd. (hereinafter - "Histour"), under an agreement from 25 November, 1999. Koor invested approximately NIS 16 million in Histour, and was released from all its guarantees for the obligations of Histour towards third parties.

8. On 4 June, 2000 a transaction was closed for the sale of Koor's entire holding (approximately 33.3%) in Y.D. Vehicles and Transportation Ltd. in consideration of approximately NIS 16 million. The capital gain after tax amounted to approximately NIS 1 million.

9. On 25 July, 2000, a transaction was closed for the sale of all Tadiran's holdings (100%) in Tadiran Batteries Ltd. in consideration of approximately 33 million dollars, including a dividend. The capital gain after tax in the third quarter amounted to approximately NIS 46 million.

Note 5 - Stock Options for Employees

A.   1997 and 1998 option plans

     On 22 March, 2000 the Board of Directors of Koor decided to amend the stock options plans for employees (except for interested parties) from 1997 and 1998. It was decided that for the 1998 plan, the exercise price would be adjusted for the distribution of a dividend for all the options, even if the entitlement date for exercise fell before the entitlement of the dividend.

     Furthermore, it was decided that with regard to options from the 1997 and 1998 plans, for an employee who resigned and who held options which matured prior to his resignation, their exercise period would be up to the end of a period of five years from the date on which the plan entered into effect.

     In the report period, the Company allotted to employees another 30,000 stock options as part of the 1998 plan.

     On 6 August, 2000, the Board of Directors resolved to amend the stock options plan, so that the exercise period of all the options would be extended until the end of 5 years from the date of maturity of its entitlement, for option-holding employees who are not interested parties in the Company and who will not retire before the end of the year 2000.

b.   Options 2000 plan

     On 6 August, 2000, the Board of Directors approved the Options 2000 plan which was previously approved on 14 June, 2000 by the Executive Committee of the Board of Directors. And these are the main points of the plan:

1. A framework was approved for the allotment of 400,000 stock options theoretically exercisable into up to 400,000 ordinary shares of the company, i.e. about 2.5% of the company's issued share capital.

2. The options will be exercised into shares in a quantity which will reflect the amount of the monetary benefit inherent in the options, i.e. against the difference between the rate of the ordinary share of the company as was on the date of exercise of the option, and the exercise price of the option. Thus, the aforesaid regarding the number and price of the underlying shares is theoretical only.

3. The exercise price of each option will be the average closing price of the ordinary share of the company (dollar-linked) in the month preceding the date of the committee's decision, i.e. an exercise price of 97.39 dollars.

4. Since the underlying shares will be allotted only against the monetary benefit, the employees will not be required to pay the exercise price on the date of exercising the options. The price will serve purely for calculating the amount of the monetary benefit.

5. The options are designated for the company's employees who are not "interested parties" in the company, and who will not become "interested parties" in the company as a result of allotment of the options.

6. Entitlement to exercise the options will apply according to a break-down of the options into three parcels, so that at the end of the first year from the Effective Date (i.e. 14 June 2000) or from the date on which the employee started work at the company (whichever is the later), entitlement to exercise one third of the quantity to be allotted will mature, and the remaining two thirds at the end of each of the subsequent two years. The exercise period of each option which matures to entitlement is 5 years, from the date of maturity of the entitlement.

7. On 5 October, 2000, the total quantity of 400,000 stock options was allotted to a trustee, out of which 125,000 options have been earmarked for employees.

Note 6 - Contingent Liabilities and Commitments

A. During October 1997, proximate to the date of the publication of a newspaper article containing details about alleged violations of the Law for Restrictive Trade Practices, 1988 (the "Law") concerning ostensible price coordination and absence of competition between Tadiran Telecommunications Ltd. (hereinafter - "Communications") and Telrad Networks Ltd. (hereinafter - "Telrad"), the Commissioner of Restrictive Trade Practices (the "Commissioner") investigated the offices of Telecommunications, Telrad and the Company, during which certain documents were confiscated, certain employees were questioned and additional information was submitted as requested.

     On December 13, 1998, the Commissioner issued a press release, in which he announced that the Investigations Department of the Restrictive Trade Practices Authority (hereinafter - "Authority") has concluded the investigation regarding suspicions about restrictive arrangements between Koor, Communications, Telrad, Bezeq and Bezeqcall, relating to supply of switchboards for the commercial market and to N.S.R. operations.

     According to information released to the press by the Commissioner, the investigators of the Investigations Department of the Authority recommend submitting indictments against several of the investigated employees regarding some of the suspicions investigated, and that the Legal Department of the Authority is to decide if offenses were in fact committed and if there is sufficient evidential basis for a trial. In this press release, nothing was mentioned regarding the details of the findings of the Legal Department of the Authority.

     Under the Law, violations may result in penalties as well as in implications at the civil level, if damage should be proven as a result of a violation of the Law.

     Management of the Company and the subsidiaries, after consultation with their legal counsel, are of the opinion that, at this stage, as long as the results of the Commissioner's examinations have not yet been published, it is not possible to assess the possible developments in this matter, nor to evaluate if a significant loss is expected to result, if at all. Accordingly, it was not considered appropriate to make any provision in the financial statements in respect of this matter.

B. Below are data on Koor's investment, through the Koor Corporate Venture Capital partnership (hereinafter - "Koor CVC"), in venture capital funds and in high-tech companies, and the commitments of Koor CVC for additional investment, as at the date of publication of the financial statements:

                                                                $ millions
                                                                ----------
         Actual investment as at 30 September 2000                   56
                                                         =======================
             Commitment to invest, over and above
                        the sum actually invested                    80
                                                         =======================

In addition, the holdings of Tadiran in Tadiran Scopus Ltd. were transferred to the Koor CVC.

C. On 20 April, 2000, a settlement agreement was signed between Tadiran and Adaptive Broadband Corporation, whereby both parties withdrew their mutual claims and the arbitration between them was terminated. See Note 18A(5) of the financial statements for 1999.

Note 7 - Re-Purchase of Company Shares

     On 7 April, 2000, the Board of Directors of Koor adopted a resolution to approve a framework of 50 million dollars for re-purchasing Koor's ordinary shares. It was decided that these purchases would be effected from time to time during stock exchange trading, under the supervision of the Executive Committee of the Company and in accordance with its guidelines.

     In this framework, which was fully utilized, 538,592 ordinary shares (approximately 3.4% of the ordinary share capital) have been purchased, at a cost of approximately NIS 203 million. This sum is deducted from the Company's shareholders' equity.

     On 12 May, 2000, Koor wrote an off-the-floor PUT option in consideration of NIS 1.9 million, which can be exercised on 14 August, 2000, for 115,000 ordinary shares of Koor, at an exercise price of 92.949 dollars per one ordinary share. This option expired on 14 August 2000.

Note 8 - Events Subsequent to the Balance Sheet Date

1. On November 21, 2000, two wholly-owned subsidiaries of M-A Industries signed agreements with Syngenta AG, the world's largest agro-chemical company, for acquisition of two of its agro-chemical product lines. One of the products is protected by patents which will be transferred to the acquiring company. The consideration to be paid for acquisition of the aforementioned two product lines is 135 million Swiss francs. If the sales during the next three years exceed certain levels, the companies will have to pay additional consideration, which could reach up to 15 million Swiss francs.

     The execution of the aforementioned agreements is contingent on approval of the European Commission.

2. On 11 October, 2000 Koor Properties signed a series of agreements for the sale of its rights in various real estate properties, in total consideration of approximately 21 million dollars. The capital gain after tax which Koor will record in the fourth quarter amounts to approximately 24 million shekels.